UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

           (Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____to_____.

Commission file number 000-50961

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Commerce Bank/Harrisburg Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pennsylvania Commerce Bancorp, Inc.
3801 Paxton Street
Harrisburg, PA 17111

Commerce Bank/Harrisburg Retirement Savings Plan

Financial Report

December 31, 2007

Commerce Bank/Harrisburg Retirement Savings Plan

TABLE OF CONTENTS

FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

SUPPLEMENTARY SCHEDULE
Schedule of Assets (Held at End of Year)	10

SIGNATURES

EXHIBIT
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Plan Administrator
Commerce Bank/Harrisburg Retirement
    Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
June 26, 2008

Commerce Bank/ Harrisburg Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Investments, at fair value:
Money market funds	$289,136	$229,580
Mutual funds	5,103,164	4,107,367
Pennsylvania Commerce Bancorp, Inc. common stock	460,611	497,280
	5,852,911	4,834,227
Receivables:
Participants’ contributions	32	28,943
Employer’s contributions	315,916	267,505
	315,948	296,448
Net assets available for benefits	$6,168,859	$5,130,675
See notes to financial statements.

Commerce Bank/ Harrisburg Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Investment income
Net appreciation in fair value of investments	$89,015	$179,262
Interest and dividends	373,861	226,058
	462,876	405,320
Contributions
Participants	916,282	771,781
Rollovers	10,048	52,098
Employer	315,928	267,505
	1,242,258	1,091,384
Benefits paid to participants	(666,950)	(561,705)
Net increase	1,038,184	934,999
Net assets available for benefits – beginning of year	5,130,675	4,195,676
Net assets available for benefits – end of year	$6,168,859	$5,130,675
See notes to financial statements.

Commerce Bank/ Harrisburg Retirement Savings Plan

Notes to Financial Statements
December 31, 2007 and 2006

Note 1 - Description of the Plan

The following brief description of the Commerce Bank/Harrisburg Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established February 15, 1993.  The Plan is a contributory defined contribution plan.  Under the Plan, all employees who are 21 years of age and have completed six months of service are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the earlier of the first day of the Plan year or the first day of the seventh month of the Plan year coinciding with or next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.

Contributions

There are three recurring types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may contribute up to 15% of their annual pre-tax compensation by way of a salary deferral contribution.  The employer contributes an amount equal to 50% of the participant’s salary deferral contributions, up to a maximum of 6% of the participant’s compensation.  Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings.  There were no profit sharing contributions approved by the Board of Directors or made to the Plan during the years ended December 31, 2007 and 2006.  The participants may direct the balances in their accounts into various investment options.  Participants are only able to contribute, withdraw or modify their investment in Pennsylvania Commerce Bancorp stock quarterly during an open election which occurs the last week of the month following each quarter end. Employees must meet certain eligibility requirements to receive an allocation of the employer matching and profit sharing contributions.  Contributions are subject to certain limitations.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Participants’ Accounts

Each participant’s account is credited with direct contributions and allocations of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and forfeitures of the non-vested portion of terminated participants’ employer profit sharing contributions.  Allocations of Plan earnings and forfeitures are based on participants’ account balances during the valuation period.  The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral account and rollover account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested
0-1	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested balance derived from employee and employer contributions does not exceed $1,000. However, terminated participants may elect to receive their salary deferral accounts following termination.  If the funds exceed $1,000 and the employee does not elect distribution, the interest of the participant remains in the Plan until an election is made or the balance is required to be distributed under regulation of the Internal Revenue Service Code.

Administrative Costs

Administrative costs of the Plan are absorbed by the Company.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 1 - Description of the Plan (Continued)

Forfeitures

Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution.  During the years ended December 31, 2007 and 2006, forfeitures applied against employer contributions amounted to $27,400 and $18,768, respectively.  Forfeited profit sharing non-vested accounts are allocated to all eligible participants in accordance with the Plan document.

Note 2 – Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.  FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements.  SFAS No. 157 is effective for the Plan year beginning January 1, 2008. We do not expect the adoption of FASB Statement No. 157 to have a material impact on the Plan’s financial statements.

In February 2008, the FASB issued proposed FASB Staff Position (FSP) 157-2, “Effective Date of FASB Statement No. 157,” that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-2 is finalized. We are currently evaluating the impact, if any, that the adoption of FSP 157-2 will have on the Plan’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is

Note 2 - Summary of Significant Accounting Policies (Continued)

effective for our Plan beginning January 1, 2008. We do not expect the adoption of SFAS No. 159 to have a significant impact on the Plan’s financial statements.

FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, states that investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted this pronouncement in 2006.  The adoption did not have any impact on the Plan’s financial statements.

Valuation of Investments

Investments in money market funds, mutual funds, and common stock are stated at fair value by reference to quoted market prices on the last business day of the reporting period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded and allocated on a daily valuation basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.  These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 3 - Investments

The Plan’s investments are held in certain money market funds and mutual funds under the administration of the Fidelity Investment Advisory Group and in Pennsylvania Commerce Bancorp, Inc. common stock. The following table presents the fair value of the investments as determined by quoted market prices as of December 31:

	2007		2006
Money market funds:
Fidelity Spartan Money Market Fund	$255,084		$229,300
Fidelity Cash Reserves Fund	36		170
Fidelity Prime Fund Daily Money Class	34,016		110
	289,136		229,580
Mutual funds:
Fidelity U.S. Bond Index Fund	466,561	*	397,886	*
Fidelity Convertible Securities Fund	558,589	*	429,557	*
Fidelity Spartan U.S. Equity Index Fund	723,720	*	644,187	*
Fidelity Mid-Cap Stock Fund	710,700	*	554,478	*
Sound Shore Fund	626,900	*	603,295	*
White Oak Select Growth Fund	171,055		113,895
Oakmark Fund	308,897	*	308,099	*
Fidelity Spartan Extended Market Index	177,763		99,827
Fidelity Contrafund	643,415	*	430,026	*
Artisan International Fund	715,564	*	526,117	*
	5,103,164		4,107,367
Common Stock:
Pennsylvania Commerce Bancorp, Inc., Common Stock	460,611	*	497,280	*
	$5,852,911		$4,834,227
* Represents 5% or more of the net assets available for benefits.

The net appreciation (depreciation) in fair value of investments (including realized gains and losses on investments bought, sold, and held during the year) for each significant class of investments consists of the following for the years ended December 31:

Commerce Bank/ Harrisburg Retirement Savings Plan

Note 3 - Investments (Continued)

	2007	2006
Investments at fair value as determined by quoted market prices:
Mutual funds	$57,834	$291,002
Common stock, Pennsylvania Commerce Bancorp, Inc.	31,181	(111,740)

	$89,015	$179,262

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan obtained its latest determination letter on December 2, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.   The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Note 6 - Related Party Transactions

Certain Plan investments are shares of common stock that are issued by Pennsylvania Commerce Bancorp, Inc. which its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. is the Plan sponsor.  Therefore, related transactions qualify as related party transactions. Purchases made by the Plan for the investment in the Company’s common stock amounted to $21,931 (778 shares) and $72,296 (2,438 shares) for the years ended December 31, 2007 and 2006, respectively.  Sales made by the Plan for the investment in the Company’s common stock amounted to $89,782 (3,147 shares) and $134,547 (4,606 shares) for the years ended December 31, 2007 and 2006, respectively.

Note 7 - Parties-in-Interest Transactions

Certain Plan investments are shares of money market and mutual funds that are managed by the custodian.  Therefore, related transactions qualify as party-in-interest transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services and the related payment of fees.

Commerce Bank/ Harrisburg Retirement Savings Plan

Commerce Bank/Harrisburg Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2007
Form 5500 – Schedule H – Part IV – Line 4i
EIN: 23-2324730
PN: 001

(a)	Identity of Issue (b)	Description of Investment (c)	*** Cost (d)	Current Value (e)
**	Fidelity Prime Fund Daily Money Class	Money Market Fund	N/A	$ 34,016
**	Fidelity Spartan Money Market Fund	Money Market Fund	N/A	255,084
**	Fidelity Cash Reserves Fund	Money Market Fund	N/A	36
**	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	466,561
**	Fidelity Convertible Securities Fund	Mutual Fund	N/A	558,589
**	Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	N/A	723,720
**	Fidelity Mid-Cap Stock Fund	Mutual Fund	N/A	710,700
	Sound Shore Fund	Mutual Fund	N/A	626,900
	White Oak Select Growth Fund	Mutual Fund	N/A	171,055
	Oakmark Fund	Mutual Fund	N/A	308,897
**	Fidelity Spartan Extended Market Index	Mutual Fund	N/A	177,763
**	Fidelity Contrafund	Mutual Fund	N/A	643,415
	Artisan International Fund	Mutual Fund	N/A	715,564
*	Pennsylvania Commerce Bancorp, Inc.	Common Stock	N/A	460,611
				$ 5,852,911

*	Related Party.
**	Party-in-interest.
***	Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Commerce Bank/Harrisburg Retirement Savings Plan
Dated: June 30, 2008

/s/ Gary L. Nalbandian
By: Gary L. Nalbandian, Trustee
/s/ Mark A. Zody
By: Mark A. Zody, Trustee